UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

584699102
(Cusip Number of Class of Securities)

Graeme Musker AstraZeneca PLC 15 Stanhope Gate London, England, W1K 1LN Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
Ref #1880494

AstraZeneca Analyst Conference
Moderators: Jonathan Hunt, David Brennan, Jon Symonds, John Patterson
Monday, 23rd April 2007
11h30 BST

Operator:
Please stand by, this is Premiere Global Services, we are about to begin. Good day ladies and gentlemen and welcome to today’s AstraZeneca Analyst Conference Call. For your information this conference is being recorded. At this time I would like to turn the call over to your host today, Mr Jonathan Hunt. Please go ahead sir.

Jonathan Hunt:
Thank you operator and welcome ladies and gentlemen. Here with me in New York is David Brennan, Chief Executive of AstraZeneca; and Jon Symonds, Chief Financial Officer. Joining the call today via telephone from Cambridge is Dr. John Patterson, Executive Director of Development for AstraZeneca and also joining by phone from their headquarters in Maryland is David Mott, CEO of MedImmune. Before I hand over to David I would like to read the following statement: the companies intend to utilise the Safe Harbour Provisions of the United States Private Securities Litigation Reform Act of 1995. Participants on this call may make forward-looking statements with respect to the operations and financial performance of AstraZeneca and MedImmune. By their very nature their forward-looking statements involve risk and uncertainly and results may differ materially from those expressed or implied by these forward-looking statements. The companies undertake no obligation to update forward-looking statements. I will now turn the call over to David Brennan, AstraZeneca’s Chief Executive. David?

David Brennan:	Thank you Jonathan and good morning everyone, we really appreciate you joining us for this call this morning. It’s a very important day in the strategic evolution of AstraZeneca and

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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this morning we will discuss our announcement of the agreement to acquire MedImmune and as Jonathan said I’m pleased that David Mott, the CEO of MedImmune is on the call with us and will be available to answer questions after we finish our remarks. We also have as you will seen released our first quarter results and Jon Symonds will certainly take you though the highlights of those as well and then we will be prepared to discuss any questions you might have. After my remarks you will also hear from John Patterson who’s the head of development and as I said John who aside from those comments about the financial aspects of this transaction will cover other news that we have released this morning so there’s plenty to talk about to say the least.

As you all know strengthening the pipeline has been our highest priority for some time, in addition to increasing our internal R&D budget the numbers of projects and programmes as you know we’ve also acquired companies and licensed in products and technologies to complement our disease area strategies. In May of last year with the acquisition of Cambridge Antibody Technologies AstraZeneca took a significant step towards implementing an important strategic decision we had made to introduce a biological strategy alongside our existing strengths and capabilities in pharmaceutical R&D. It was a significant step and I believe that it has really positioned us well to move forward with the announcement that we made today with the acquisition of MedImmune. We have taken very decisive action to significantly accelerate delivery of this biologic strategy. Together MedImmune and AstraZeneca create a leading biologics business, we will have critical mass in all the necessary functions, discovery, development, regulatory and manufacturing and we will have significant global sales and marketing reach for all of our products. This business combination strengthens our pipeline today and it offers more potential and new technology and new capabilities to improve our product flow over the long term. It diversifies and enhances our R&D capabilities expanding in scope to cover small molecules, biologics and for the first time for AstraZeneca vaccines. It will also allow us to expand our licensing and business development activities into areas where we previously did not have the technical platforms and expertise to go and it enhances our growth prospects.

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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MedImmune today is a profitable high quality business that is entering a growth phase. On a cash earnings per share basis the acquisition is earnings enhancing beginning in 2009.

The terms of the transaction in a snapshot are as follows. It’s a fully recommended all cash offer at $58 per share and the total enterprise value of the transaction is $15.2 billion. This transaction has been unanimously approved by the boards of both AstraZeneca and MedImmune and we expect that the transaction will close in June of this year.

Now about MedImmune, it’s very familiar obviously to those investors who know the biotechnology sector but for those of you in the audience that don’t know it, MedImmune is one of the world’s leading players in biopharmaceuticals, it’s ranked among the top ten by equity value. Revenues in 2006 were $1.3 billion generated from three marketed products including the blockbuster product Synergis which is used to prevent Respiratory Syncytial Virus in infants. MedImmune brings with it a significant pipeline in its own right, 45 projects are in development and just as importantly it aligns very closely with our existing disease areas of infection, oncology and respiratory and inflammation. Now to discuss MedImmune’s pipeline and more importantly why we are so excited about how MedImmune strengthens our science and technology base and makes a step change in our biologic strategy as I said before, I would like to hand over to John Patterson so he can take you through more details about that. Jon?

John Patterson:
Thank you David, good morning, good afternoon everybody. Just before I describe what this deal brings can I just echo what you have just heard from David. MedImmune really brings all the pieces of the biologicals jigsaw together for us overnight with high quality people and a vaccines capability that will give us the ability to attack disease targets with small molecules, large molecules and vaccines, and it really dramatically increases our ability to take the latter two through to the marketplace. In addition MedImmune has a proven track record of identifying new targets and new technologies and gaining access to them. The $300 million in house venture fund, MedImmune Ventures, is part of their proven ability to find and partner in that

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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field. With the acquisition of CAT we embarked on a significant journey to build a world class biopharmaceuticals business with the ability to deliver on the development, scale-up and production of antibodies from discovery through to the BLA. MedImmune really gives us that capability to undertake that journey faster and of course with much greater confidence. In addition their capacities in vaccine production are purely additive and bring us possibilities to create vaccines against infections and other diseases. The MedImmune skill and experience in the field of paediatrics therapeutics development is another additional capability that is gained through this acquisition and it’s an area where there is considerable unmet demand from patients, doctors and regulators.

All companies that are in or entering the biologics field are scrambling to secure manufacturing capacity for both the clinical development and commercial supply. MedImmune have invested heavily in this area in recent years with a planned capacity of over 30,000 litres by 2010, with modest additional investment total capacity could be readily scaled up to over 60,000 litres securing our requirements for the foreseeable future and avoiding the need for major near term green field investment. Within R&D we intend to find synergies between our approaches to target diseases and look to apply the best of the three technologies now available to us to create the next generation of medicines. We will also be bale to use these new capacities and capabilities to continue our strategic and tactical approach to external sourcing of medicines but with the added advantage of being able to consider late stage biologicals and vaccines through a team who both know the fields and have access to the technologies. However this move already strengthens our pipeline particularly in cancer, infection, respiratory and inflammatory disease where there is therapeutic congruence with MedImmune’s significant paediatric infectious disease expertise as an addition to our capabilities. The alliance brings a further 12 clinical phase projects split between MedImmune antibodies and vaccines. The two that are most mature are Numax which is a new improved monoclonal antibody to respiratory syncytial virus and a reformulated influenza vaccine FluMist already approved with an anticipated launch in time for the

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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next flu season. In addition there is an ongoing review to significantly increase the age range for use in children below five years.

Turning now to the pipeline, you will recall this slide that I showed at our annual results conference in February. It showed 120 total number of projects in the AstraZeneca by favour of development at the time. On this next slide you can see the dramatic effect of adding in the 45 MedImmune projects taking the total pipeline to 163. Amongst the Phase I projects clinical efficacy doubt exists already in one case showing real promise in the intended disease area. You will note that we have not at this stage combined the pre-clinical pipelines as the two companies use different definitions for early projects so we have simply put them alongside one another, but you can see the increase in size is clear. We have previously stated our ambition to have up to 25% of projects approaching late phase development as biologicals by 2010. This slide shows the combined pipeline split simply into small molecules and biologicals. The transformation is clear. We will have 27% of out total portfolio from biologicals immediately, a rise from 7% prior to this deal. We are now well on track to deliver our promise as well as creating the in-house capability to take products all the way through to BLA and into the marketplace.

In summary there are enormous benefits to our research and development pipeline and capabilities resulting from this deal. Numax and FluMist represent products with near terms sales potential. Our pipeline and biologicals capabilities are dramatically increased with some very exciting projects and we can now deliver on the targets we set at the time of the CAT acquisition. Finally our ability to bring new medicines to patients and doctors is significantly enhanced by the combination of the three technologies as we set out to deliver the medicines that our society needs. I would now like to hand over to Jon Symonds to take you through the financials. Jon.

Jon Symonds:
Thank you John and good morning everyone. I know this call is predominantly about the MedImmune acquisition but I do want to make sure that we have reviewed the Q1 results. My primary objective here is to make sure that everyone has a good understanding of how the

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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various moving parts of restructuring costs, amortisation write-offs and other one-offs relate to our reported results. I then want to make sure that we are all on the same page as to what is included and excluded in our full year guidance. I will leave the press release to do most of the talking on the key product highlights.

So let’s start with the headline numbers and at this point I’m referring to the statutory numbers, that is including TOPROL-XL. Sales in the first quarter were $7 billion but a 9% increase in constant currency and very much in line with our guidance for the full year. With the dollar weaker compared to Q1 2006, currency had a four percentage point positive effect on sales so on a reported basis the sales increase was 13%. Reported earnings per share were $1.02 in the quarter and that’s a 14% increase in constant exchange rates over last year’s $0.90. In the first quarter we have taken the first restructuring charge related to the $500 million supply chain rationalisation programme we announced in February. Cash restructuring costs of $82 million were charged to cost of sales this quarter, which had the effect of reducing reported earnings by around $0.04 per share. For the full year we expect to expense around $250 million of the total programme cost.

If we now look at sales and earnings per share excluding the US sales of TOPROL-XL both from current and prior periods the shape of the business if broadly unchanged. Sales are up 10% in constant exchange rates and earnings per share are up 14% on this basis from $0.79 per share to $0.89 per share, so TOPROL contributed $0.13 of earnings in Q1 and I will come back to that number later when we look at the full year guidance.

So now let’s work down the P&L and I’ll try and call out the items that help you separate underlying performance from one-offs and again I will use the reported amounts for this. Gross margin at 78.7% of sales is 1.1 percentage points lower than last year. As well as the $82 million in restructuring costs, costs of sales also includes $24 million in provisions for fixed assets and supplier commitments relating to the termination of the AGI-1067 collaboration which we also

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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announced today. Currency and royalty payments also reduced gross margin partially offsetting an improvement from lower payments to Merck. Taking all these factors into account the underlying gross margin for the quarter actually increased by 0.7 percentage points to a little above the target of 80%.

R&D expense at $1.17 billion was up 36% on a reported basis or 26% in constant exchange rates. R&D activity levels are higher including consolidating the R&D spend at CAT as well as the incremental spend on the Bristol-Meyers diabetes programmes but also in the quarter there are intangible impairment provisions that total $69 million in conjunction with the end of the AGI collaboration as well as the close down of the Avenir collaboration on reverse cholesterol transport compounds. Both of these provisions were anticipated in the $300 million impairment exposure I talked about at the beginning of the year.

SG&A is pretty straightforward. Spend is flat in CER terms versus the first quarter last year. We still anticipate the full year to be in the low single digits. Other income of $138 million was up $61 million over the first quarter of 2006. We did see the expected reduction in royalty income but in the quarter we also realised some anticipated insurance recoveries. Back in February you will remember that I guided you to other income in the range of one half to two thirds of the levels in 2006. My best estimate now is it will be a bit ahead of the two thirds of last year. The tax rate in the quarter was 31% and it tends to be a bit lumpy quarter to quarter but I’m still expecting a 29% tax rate for the full year. Strong cash flow continues. We generated 1.9 billion in free cash flow in the quarter and cash distributions to shareholders in the quarter totalled just over 3 billion, net share repurchases of 1.1 billion and a dividend payment of nearly 1.9 billion. We are still aiming for a net share buyback for the year of $4 billion. So after unpicking all of the moving parts, this represents a good start for the year and we believe that we are on track to meet our targets and reaffirm our earnings guidance. You’ll remember our earnings target range of $3.80 to $4.05 was constructed on an ex TOPROL-XL basis with sales and earnings from TOPROL-XL excluded from both current and prior year periods. In addition this range did not include any

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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one-off costs associated with the productivity initiatives. This means our underlying guidance has not changed but we obviously have some TOPROL sales and restructuring costs in the books for Q1. So adjusting the range for the $0.13 contribution from TOPROL and the $0.04 restructuring charges, this equates to an adjusted range of $3.89 to $4.14. Just to be perfectly clear there is no future TOPROL earnings or restructuring costs included in this. That said we’ve also given you some basis for making your own estimates for these impacts. With the current situation of generics solely on the 25mg dose, the run rate for the TOPROL contribution remains at around $100 million per month and we’ve also said that we anticipate the supply chain charges to amount to $250 million in 2007.

Before turning to MedImmune, I just want to make a couple of quick comments on the key product highlights. The five key growth brands grew combined sales by 17% in the first quarter. Within that group Nexium sales are up 8%, in line with our guidance of single digit growth this year. Sales in the US were up 9% broadly in line with the trend of dispense tablets. Germany remains a drag on the rest of the world performance where sales were up by 5%. Crestor sales were up by 59% with sales in the US up 56%. Crestor prescription growth at 46% was well ahead of the 11% growth in the statin market. But there’s no doubt that the strong growth in symbastatin with new generic entries as well as the change in plan formularies from the beginning of the year, it represents a strong headwind for the branded products in terms of market share progress as you’ve seen in recent weeks, but it’s Lipitor that appears to be taking most of the brunt of this. The METEOR data was well received at ACC and the atherosclerosis submissions are well under review in the US and in Europe. Seroquel was up 13% in the quarter. US prescriptions are up 12%. The market share in the US is up to 31% in March, that’s half a point higher than it was in December. We are seeing a really good uptake for bipolar depression but of course this is at somewhat lower doses that you see for schizophrenia. Arimidex was up 15%, US prescriptions were up by 11% and its sales growth of 27% includes some de-stocking of inventories in the first quarter of last year. Finally Symbicort had another good quarter with sales up 19% to $354 million and we can now confirm that we expect to launch in the US around the

AstraZeneca Analyst Conference
Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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middle of this year. I will leave it at this. There’s clearly a bit of complexity to the numbers in the first quarter but underlying it’s a good start to the year and we are on track to meet our full year target.

So this brings me to the MedImmune acquisition. David and John have already explained why we are so excited by this acquisition so I’ll stick to the cold facts for now. At the agreed price of $58 per share the total enterprise value is $15.2 billion. We intend to finance the acquisition entirely by cash from a $15 billion bridging finance facility supplemented by cash from our own resources. It is our intention to refinance this as soon as possible with a package of debt that spans various maturities. This will leave AstraZeneca with permanent debt. We have said for some time that we expect to be geared and would achieve it via a transaction that enhances our long term prospects rather than through financial engineering and that’s exactly what we have done today. As I have also said previously the board has confirmed its commitment to the 2007 buyback target of $4 billion in 2007 and additionally there will be no change to our stated dividend policy.

So let’s now turn to the impact MedImmune will have on our financial position. To keep it simple let’s assess what MedImmune brings. First and foremost it’s a leap from bring an embryonic biologicals business founded on CAT to a world class biological business that is fully integrated from discovery to the patient. The AstraZeneca biological build would have required investment in people, investment in capability as well as significant investment in manufacturing facilities - all of this can now be avoided bringing substantial financial synergies as well as significantly reduced execution risk.

Secondly as David has already mentioned MedImmune is poised for a period of growth with the launch of Numax and the reformulated FluMist on top of the Synergis performance and the HPV royalties. Consensus sales growth through to 2010 is for a CAGR of a little over 12%, so it fits in perfectly with our stated ambition of growing in line with the market over the same period to the

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Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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end of the decade. Further these revenue streams are robust with lower generic risk and this dampens some of the small molecule risk we have into the next decade. Thirdly we have the opportunity to utilise our outstanding sales and marketing capabilities in the US to support and help drive the existing MedImmune sales force as well as now having the ability to launch the future range of MedImmune products through our own extensive international network.

So taking all of these facts together we believe the acquisition will be accretive to cash earnings per share from 2009 through the inherent quality of the business and our ability to deliver synergies in sales and marketing improvements. We believe that the synergy potential across all of our related activities could well approach $500 million. When I refer to accretion I use the terms cash EPS. Clearly there will be a substantial amount of intangible assets and consequently a substantial amortisation charge. Although the accounting exercise will take come time to complete our working assumption is that amortisation would be in the order of $750 million per annum or so. Clearly we will give you a much better view on this when we have it. Over and above this MedImmune delivers on AstraZeneca’s ambition to be one of the leading biological companies a reality now and at substantially reduced risk. This acquisition is entirely consistent with our strategy of making biologicals a significant part of our business, improving the breadth and depth of our pipeline while introducing new skills and technologies, generating strong financial returns and utilising our financial resources for the long terms benefit of shareholders. I will now hand you back to David to begin the question and answer session.

David Brennan:
Thanks Jon. Just before we do that I wanted to remind everybody that as we approach this transaction we are clearly mindful that in this industry it’s people that create value and MedImmune has very talented people in their organisation and those people are passionate about making a difference in the lives of patients. We will be making every effort we can to retain the key employees and critical skills that exist there and we expect to be able to maintain the culture that has helped create MedImmune’s success. To that end we will be offering retention grants to employees of MedImmune and the people at MedImmune will enhance AstraZeneca’s

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skills and capabilities in the development and manufacture of biologics so it’s a good fit. Their teams have strong external collaboration and partnering skills as has been said already on the call and we are excited about having those kinds of connections into the marketplace in a new and different way. I look forward to having David Mott, the MedImmune CEO take on a leadership role within AstraZeneca and he will now be a member of my executive team.

In closing let me say to all of you that this is an important day for AstraZeneca. The combination of AstraZeneca and MedImmune creates a leading, fully integrated biologicals business and on an accelerated timeline as Jon said. It expands our pipeline now and for the future and by acquiring this profitable high quality business with strong growth prospects we expect it to be enhancing cash earnings per share in 2009. With that I want to hand you back to the conference operator who will give instructions on how we are going to handle the Q&A session. Operator?

Operator:
Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the * key followed by the digit 1 on your touchtone telephone, Once again, please press *1 on your touchtone telephone to ask a question. If you find that your question has been answered you may remove yourself by pressing *2. We’ll pause for just a moment to give everybody an opportunity to signal for questions.

We have a question now from John Murphy from Goldman Sachs. Please go ahead sir.

John Murphy:
Yes, good morning gentlemen, a few questions if I could please. Jon, I know it’s early but I wondered if you could give us any comments at all relating to finance costs or debt pay down timelines, whether there’s any tax benefits at all to be gained here and finally you sold the Humira royalty stream when you did the CAT deal, I wondered if we could expect anything similar possibly with the HPV royalty stream here?

David Brennan:	Alright Jon, over to you.

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Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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Jon Symonds:
Thanks John, well, we haven’t put the refinancing plan in place. I think as I said we will have a mix of maturity, some of which will be out longer and some will be shorter. We clearly will want to preserve our financial capacity to take further opportunities as they come. This is not the end of our externalisation ambitions and therefore I think we will see a mix of longer term debt as well as rapid pay down of debt at some of the shorter terms. Right now we’re planning some tax benefits from this but MedImmune is predominantly a US located organisation and therefore the marginal tax rate of MedImmune is somewhat ahead of ours because it’s pretty well fully unsheltered US profits. On the royalty streams, well, if we get a deal like we did on Humira you bet we’ll look at it, but as of now that’s for another day.

John Murphy:	Right, thanks very much.

David Brennan:	Thank you John.

Operator:	Thank you. We’ve got a question now from Andrew Baem from Morgan Stanley. Please go ahead

Andrew Baem:
Morning, it’s Andrew Baem. Four questions if I may, firstly on the synergies and the up to $500 million. Could you perhaps share with us the split between cost reduction and cost avoidance and give us some sense as to where these cost savings and/or revenue synergies are coming from, percentage from MedImmune versus AstraZeneca’s current R&D base? Maybe if I could just pause there.

David Brennan:
Alright. Let me just make a quick comment and then I’ll ask Jon to give a little bit more colour to it. Clearly we see the opportunity across our business to take advantage of where there are overlaps between the companies and also as we look now at having three different available ways to drug targets we think we can be much more critical with our portfolio looking at ways we

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Moderators: J Hunt, D Brennan, J Symonds, J Patterson
Mon 23 Apr 2007
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really want to go forward and thirdly I think some of this just comes down to also continuing our pretty aggressive programme in SG&A. Jon, you’ve commented a little bit earlier today about some split between it, I don’t know that we’re finite in it at this point but I think you could give a little bit of colour to that.

Jon Symonds:
Thanks Andrew. I wish I could tell you that I had a beautifully bottomed out schedule that said exactly where they were coming for and when. The reality is that we’ve been working hard at this for a few weeks but nonetheless the target we’ve said of up to $500 million three years out from here seems to us to be the right level of ambition. I’d broadly say that there are three sources and we’re absolutely not ruling out the opportunity to achieve sale synergies through the integration of our sales and marketing platform within the US with the MedImmune sales and marketing capability. Clearly given that two of the three areas that MedImmune are in, oncology particularly we’re in too. We will be looking for synergies there although the paediatric sales force of MedImmune is one that does not directly correlate with our own. So that’s one area, the second area is undoubtedly significant benefits of cost avoidance. As was made clear, the CAT journey was at a relatively early stage and we had an investment programme to build development capability, to build regulatory, to build process engineering etc etc which have now largely in the hands of MedImmune so some of those investment programmes will not now take place; and thirdly the three areas of therapeutic focus of MedImmune in infectious disease, in oncology, in respiratory and in inflammation are three areas that we’re in as well and we will clearly want to look at what is the best portfolio that we can produce out of all these three components. Somebody said to me this morning, well, would you allocate a third, a third, a third - that’s not an unreasonable split but I do recognise that as time goes by we’ll need to come back to you with a clearer picture. But I think that’s probably a fair profile for now.

David Brennan:	Andrew, you said you had one more question?

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Andrew Baem:
Just a couple if I may. Firstly on Crestor, given the comments that you said regarding the manage care environment if I heard correctly, could you give us some sense as to the pressure on rebating both within your Medicare and commercial book of business compared to last year. Is that growing as you expect it to continue to grow? Then finally a very quick one, given MedImmune’s early Phase II products, could you give us a sense of how many are in-licence and what we can read into that about your ability to re-size MedImmune’s in-house discover and research capabilities?

David Brennan:
I tell you what, I’ll comment on the Crestor and ask Jon Symonds to also comment, he just reviewed the US business as well and then I’ll ask David Mott to respond to your question about the MedImmune in-licensing. Obviously you asked is the pressure increasing in managed care? I think I’ve said yes to that question each year for the last five years. Clearly the pricing environment in the US across all aspects of the business continued to be pressurised. It seems that it is evolutionary, not revolutionary and it really does just put the pressure on us not just from a cost perspective but to demonstrate why Crestor is truly a valuable addition to a formulary and because of its profile and what it has demonstrated in terms of clinical efficacy as well as some of the outcomes data that’s now emerging, we’ve been able to improve the formulary positioning over last year and that’s not just being driven by bigger rebates on it, it’s being driven as much by the fact that people want to have an addition to a generic, the best patent possible. The ASTEROID and METEOR data as you know have been filed, we are looking forward to hopefully getting additional information from that and so Jon, you’ve reviewed the US business, do you want to…?

Jon Symonds:
No, I think you’ve captured all the points. I think the profile of Crestor in managed care is very clear and I think people recognise very clearly the role that it has as a branded medicine, and so the pressure that it’s in that segment is less one of price for the branded products but more one of do you use a generic or do you use a branded product? It’s clear that formularies are trying to much more aggressively stamp the position of SIMVA in their formularies and

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therefore give that a higher proportion of the first prescription, but the value proposition as David has described for Crestor is very clear and therefore we remain confident that we can continue to carve out a very strong position that will get stronger as the data flows through and we have an opportunity to promote the Meteor data, so I think we still remain well positioned.

David Brennan:	Good. David, might you want to comment on the impact of the licensing activities at MedImmune and what you think that means for us?

David Mott:
Absolutely, thanks David. I think if you look at our pipeline of early to mid-stage programmes you see really a mix across things developed internally versus things licensed or developed through collaborations. One of the things that MedImmune has prided itself on for our entire 19 year history is being a very good partner. We find that in the biotech industry almost everything involves some form of collaboration whether it’s with an academic lab, another biotech company, a pharmaceutical partner, we think that that is a very critical skill set to be successful in building products in this area. With respect to the balance between discovery and applied discovery or development if you will within our pipeline and what that might forebode about efficiency and synergy opportunities between MedImmune and existing AstraZeneca assets, I would just point out that really at MedImmune historically we have not done very much what I would call green field discovery work at all. We are a very product focused company and go after applying new technological breakthroughs to drug development as fast as we possibly can. One of the things that we have been impressed with out at CAT over the years as we have known them is the tremendous power of their antibody discovery and early molecule development technology and frankly I think that is a wonderful fit with MedImmune’s biologics drug development capability and I think combining those organisations has tremendous synergy opportunity for accelerating drug development, bringing more products into the clinic quickly than either company could do on its own. So there are significant synergy opportunities there.

David Brennan:	Good, thank you David, thank you Andrew. Next question?

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Operator:	Thank you. We’ve got a question from Graham Parry from Merrill Lynch. Please go ahead.

Graham Parry:
Thanks for taking my question. The first one just relates to pipeline products. If I look in Phase II, the two projects the anti-[IL9] and the EBV vaccine, do you have any sense of what the timelines are for moving those into Phase III and seeing any Phase II data and could you give us an update on what the lead indication would likely be for the anti-[IL9] going into Phase III? Second question is just on the financial aspect, Jon, is it your intention to stay at this level of gearing going forward? You referred to permanent debt. Are you comfortable with this level of net debt or would you prefer to go higher or maybe lower? Then thirdly with the Merck payments next year, what’s the impact like to be on share buybacks and is it now inconceivable that they would be at the same levels that you’ve seen for 2007? Thanks.

David Brennan:
Why don’t we actually start with the financial question to Jon and then I’ll let David Mott come back on and talk specifically about the pipeline activities as well as timing of potential transitions Phase II to Phase III. Jon, do you want to start with gearing and then talk a little bit about Merck and the cash?

Jon Symonds:
Graham, I don’t have a pre-determined level of debt where I’m happy below it and unhappy above it. I want to use the balance sheet to drive opportunity and that’s clearly what we have been able to do today, we’ve been able to move extremely quickly and that’s a great position for us to be in. So we have still got some additional capacity before I think we hit our limits and for me the limits are more to do with credit ratings than they are to do with absolute amounts and this deal should keep us still within the AA rating which would still give us some capacity to move down into A and still be a strong credit and still be able to say to the board and the shareholders that we have the financial capacity to both build and defend if we need to. I think on the question of share buybacks, particularly as you say that we do have an obligation to

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Merck next year, that’s been factored into our forecast frankly for the last five years and it will be great to get it behind us and not have to keep talking about it and so as we think about refinancing the balance sheet we’ll clearly take into account the likelihood that we’ve got an obligation of around $3 billion next year. Inconceivable at the current levels? Probably highly unlikely. I think the board has got to form its own view as to what the optimal combination of shareholder return and opportunist and flexibility for opportunities. I think it’s unlikely that it will be four but it’s also inconceivable that it will be at zero and so this is something that we’ll work through during the course of the year.

David Brennan:
Right, and we’ve said all along we would use our cash to try to grow our business longer term as best we can and this is an example of that. David, do you want to comment on potential transition times for those couple of products and where we’re at with them?

David Mott:
Sure. Let me actually take it a little more broadly than just those two programmes and point out that we have 15 different projects in the clinic right now at MedImmune. Of those about 12 are in the Phase II-ish stage of drug development. You highlighted two in the question but frankly I think there’s a lot more than that going on that has the potential to move into Phase III over the relatively near term. Of that 12 programmes, as we look at our business going forward we expect that based on standard attrition rates and where they are in stage of development that somewhere in the range of 3-5 of those projects have the potential to be in Phase III by the 2009-2010 timeframe, so 3-5 moving out of that basket of 12 into pivotal trials in the ’09-’10 timeframe. One of the things that I have just begun to talk about with David Brennan is how when looked at through an AstraZeneca prism instead of a MedImmune independent company prism, we may be able to select several of these key programmes and accelerate their development and broaden it by doing some things in parallel rather than sequentially and perhaps there’s a different prioritisation of which things we go after and at what pace when looked at through the eyes of AstraZeneca than the way MedImmune was looking at it independently. So there’s a very large portfolio of Phase IIs that should yield multiple Phase III programmes in the ’09 timeframe.

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Graham Parry:	Would it be possible to get a feel for just the timing of any data that we could see on that? Are we looking at next year before we see any proof of concept data on any of these compounds?

David Mott:
No, you’ll actually see a very continual stream of Phase II clinical data being presented in medical meetings over the course of ’07 and ’08. There are meetings already scheduled where we’ve submitted abstracts and papers that in the press right now on many of our Phase II programmes. Just recently we presented new data on our anti-Hsp90 programme which is moving very rapidly in oncology development. There is also going to be a bunch of data coming out at some of the rheumatology conferences later this year on our anti-inferon alpha programme in lupus patients. We’re just now expanding that programme also into myositis and cirrhosis and are beginning enrolment in a large multi-dose Phase II study in lupus patients with that as well, so there’s a very active publication and presentation programme that you’ll be able to monitor the progress of these candidates with.

David Brennan:	Good. Thank you David, thank you Graham. Next question please?

Operator:	Thank you. We’ve got a question from Matthew Weston from Lehman Brothers. Please go ahead.

Matthew Weston:
Good morning gentlemen, a few questions if I could, mainly financial. Firstly Jon the cost of the deal and the synergies, you’ve talked about the anticipation of saving up to $500 million a year. Could you give us some indication of how much you think that’s going to cost to implement and the timing of those one-off charges? Secondly can you explain how the options programme at MedImmune is going to be dealt with with the merger? Do all options get paid out and if so is that going to lead to an exceptional charge? Again what magnitude is that likely to be and what implications do you think that will have for staff retention? Finally just

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regarding tax, if I look at consensus models for MedImmune going forward, they seem to have very low tax rates baked in in the teens and clearly you highlighted that the majority of the earnings are going to be US domiciled and are likely to secure or pay full US tax. Can you just explain why those low rates and how I should model that going forward? I think that’s a question you already dwelt on earlier but a little bit more detail would be useful.

David Brennan:	Jon, go ahead. Why don’t you start with synergies and the options programme?

Jon Symonds:
I think we’re still at early stages on the synergy implementation and therefore I can’t give you a good feel as to what we think the implementation costs. Because a chunk of it is avoidance it pretty well comes at no cost so our initial gut feel is that you’re talking about maybe half of the synergy programme coming out in costs, the majority of which would probably fall in 2008. The existing option programmes in MedImmune have been paid out as David said, retention of MedImmune employees is of paramount importance as we go through. We are looking at new incentive schemes and although we have a cost number in mind I’m not comfortable at this point in declaring that until we’ve really explored it properly with the MedImmune leadership and their employees. David, you might have to help me on the tax rate as to why it is in the teens but I think going forward I stand by what we said earlier that this is a predominately US income stream. I think we will have some opportunities for locating IP or having the international income streams come via Europe but I think for now it’s largely a US rate. David, anything you can add to that?

David Brennan:
Sure Jon. I’m not sure which analyst’s reports you might be looking at but we track all the analysts that have followed MedImmune and look at the consensus expectations on every line item in those models and typically they’re around a 36% long term tax rate going forward for us, so I’m not sure where you’re finding someone in the teams but that certainly isn’t the consensus of the analysts that follow MedImmune and that mid-30s, 36%-ish tax rate is consistent with our internal expectations going forward. I also agree completely with Jon that there are some opportunities as we begin to build revenues outside the United States to capture

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those revenue dollars ex-US and bring our tax rate down some over time by thinking more as a global company as opposed to a US-centric company.

David Brennan:
As I in my closing comments commented about the importance of retention and the people, David, would you like to comment about the spirit of the people at MedImmune? Clearly you had to make a release 10 days ago or so that something was going on, but I wonder if you’d comment about how people are feeling?

David Mott:
Frankly soon after we get off this call I’m going to go down and do an all employee meeting here this morning with our staff and I expect it to be very, very well received. AstraZeneca I think is an excellent fit for MedImmune. It gives us greater global resources to continue doing what we love doing and already do very, very well. There are tremendous opportunities for synergy between us and CAT to really maximise what we’re good at and what they’re good at by working together and I think that our employees will readily see that and receive that and certainly my commitment to be a part of driving this successful combination of MedImmune and AstraZeneca and Jim Young, our Head of R&D’s commitment to do that as well is a strong signal of how I expect the rest of the employees to respond.

David Brennan:
Great, thank you David. John Patterson, maybe you just want to comment? You’ve been leading CAT for the last year. How do you see the fit and the impact on the people from your perspective at CAT as well?

John Patterson:
Thanks David. Well, I’m actually sitting in CAT here this morning as we speak and obviously the CAT people are interested to see how we can create this biologicals machine that they’ve been looking to be part of for some time, so there’s a real buzz in terms of doing that and as David Mott said earlier the skills come together brilliantly, the jigsaw fits together because what MedImmune brings is a skill at search, development and all the scale-up required. What CAT brings is a tremendous discovery platform and the skills to actually help us find the targets.

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David Brennan:
That’s it and that’s why we see the fit being so strong from our perspective because of our position with CAT as well as the alignment from a disease area and therapy area strategy. We’ve had our people together for a couple of weeks and I think it’s all been a good fit, so that had a lot to do with the decision that we made. We’re down to about our last five minutes, next question please?

Operator:	Thank you. We’ve got a question from Alexandra Hauber from Bear Stearns. Please go ahead.

Alexandra Hauber:
Thank you for taking my question, a couple of questions on the transaction. First a technical question on the numbers of shares you used to devise the total purchase value including the cash of 15.6 billion works out to about 269 million shares and when I look at last MedI’s release they were talking about 245 million on a fully diluted basis. You mentioned you paid out the options, could you shed light whether that accounts for the gap in the share numbers? Second point on synergies in Numax, is there a change in control clause with Abbott or alternatively is there any chance you can take back the European rights for the assets and is there any difference on how Synergis is treated compared to Numax? Then I have a question for clarification on a statement you made in the press release this morning when you talk about the financial benefits, you talked about potential milestones and royalties on MedImmune’s other licensed products and 1.5 billion in cash. Can you just be a bit precise what this 1.5 billion in cash refers to because that’s obviously…is that what you use to calculate the net cash of 340 million?

David Brennan:
Let me take the change in control…there are no change in control issues around this. MedImmune’s had a relationship with Abbott internationally and we have that now and we will take a look at it. I think we can safely say we also have those skills and capabilities so we’ll take a look and see what we can do to build on that. John, do you want to comment on…?

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Jon Symonds:
The total number of shares, I think the difference would be the shares under the convertible debt that clearly are linked to the offer price. If you still can’t get it, give us a call and we’ll take you through the calculation. The 1.5 billion is the gross cash and cash equivalents, the 320 is the cash.

Alexandra Hauber:	Can I just get a clarification? What about getting the full economics on synergies with Numax that you can take the distribution rights back? Is there any chance of that or not?

David Brennan:
I don’t think we’re in a position to comment on it. There’s an agreement in place that exists and now that we have it we will take a look at it and see what we can do on it. I think that’s the answer to the question.

Alexandra Hauber:	Ok, thank you.

David Brennan:	Thank you. We’ve got time for one more question.

Operator:	Thank you. We’ve got a question from Gbola Amusa from Sandford Bernstein. Please go ahead.

Gbola Amusa:
Thank you. Just one last question on the one time retention grant. Would you comment a bit on who that’s targeted for, i.e. how deep down into the organisation it goes and how long it keeps MedImmune employees there?

David Brennan:
It’s a programme that will be available to all employees at MedImmune. There will be some different timescales around it but generally it’ll be one year at this point and we will then have additionally the AstraZeneca programmes that we use for all of our employees available as well, so we’ll just transition to those kinds of programmes.

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Gbola Amusa:	Was any component of that in the purchase price?

Jon Symonds:	Not in the direct calculation but we are anticipating some of that for sure.

David Brennan:
Yes, we included it in our calculation but it’s not in the share price equivalent, no. I think we’re optimistic that it will send the message to David’s employees about how important we believe they are and how that fits with what we’re trying to do which is to significantly increase our capacity in this area and bring together different parts of a couple different organisations, CAT, ourselves and MedImmune to create a leading biologicals business globally. It really does position us very differently from where we have been in the past and in the mid to long term we can see ourselves with different platforms in a very different place, so we believe it’s a very good fit, it’s good people. I think the retention programmes and the other things we’ll put in place will demonstrate that to everyone there.

With that I think we are out of time so I’d like to thank everybody for your participation in the call this morning, you know how to get in touch through our investor relations group. If there are any other questions please feel free. Again thank you all for joining us this morning and have a good day.

Operator:	That will conclude today’s conference ladies and gentlemen. Thank you for your participation and have a good day. You may now disconnect.

DISCLAIMER

The tender offer described in this transcript has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell MedImmune common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this transcript when they become available because they will contain important information. The tender offer statement will be filed by AstraZeneca and a subsidiary of AstraZeneca with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by MedImmune with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by AstraZeneca or MedImmune with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to AstraZeneca (Investor Relations) at +44 (0) 207 304 5000. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to MedImmune (Investor Relations) at 301-398-4358.

Copies of this transcript and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Japan or Australia or any other jurisdiction where to do so would be unlawful.

This transcript may contain certain forward-looking statements about AstraZeneca and MedImmune which are subject to risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We have identified the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: difficulties in integrating MedImmune leading to greater costs and lower integration benefits than we anticipate; regulatory conditions being imposed on the acquisition of MedImmune; patent litigation and early loss or expiration of patents, marketing exclusivity or trade marks; substantial adverse outcomes of litigation and government litigation; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities. For further discussion of factors that may cause actual results to differ from expectations, you should read AstraZeneca’s most recent UK Annual Report and MedImmune’s most recent regulatory filings and submissions, including the Annual Reports on Form 20-F and Form 10-K of AstraZeneca and MedImmune, respectively. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this transcript. Except as required by applicable law or regulation, AstraZeneca and MedImmune do not undertake any obligation to publicly release any update or revisions to these forward-looking statements.